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                                October 7, 2020

       Moti Malul
       Chief Executive Officer
       NeoGames S.A.
       5, rue de Bonnevoie 5, rue de Bonnevoie
       L-1260 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: NeoGames S.A.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
10, 2020
                                                            CIK No. 0001821349

       Dear Mr. Malul:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 (DRS) filed September 10, 2020

       Market and Industry Data, page ii

   1. We note your reference to American Gaming Association, Eilers & Krejcik Gaming,
                                                        GamblingCompliance, H2
Gambling Capital and La Fleur   s TLF Publications, for data on
                                                        your industry. Please
tell us whether you commissioned any of studies cited in your disclosure for use in
the registration statement. If so, please identify in your disclosure that you commissioned the
study and file a consent(s) as an exhibit to the registration statement. See
Securities Act Rule 436.
 Moti Malul
FirstName
NeoGamesLastNameMoti  Malul
           S.A.
Comapany
October    NameNeoGames S.A.
        7, 2020
October
Page 2 7, 2020 Page 2
FirstName LastName
Our limited operating history makes it difficult to evaluate our current business and future prospects, page 20

2. We note your disclosure that "[you] recently amended the revenue sharing arrangement under [y]our agreement with Sazka." Please describe in an appropriate section in your
         registration statement how the revenue sharing arrangement changed and its effect on your financial condition, if material.
We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all..., page 25

3. We note your disclosure that "[y]our ability to borrow under this line of credit is subject to
         William Hill   s approval of the use of proceeds..." and that "[you]
do not expect to be able
         to draw on this line of credit." Please expand your disclosure here or in your
         Management's Discussion and Analysis section to explain the reasons why you do not expect to be able to draw on this line of credit. In this regard, we note that you have historically funded your operations with, among other things, borrowings under the WH
         Credit Facility.
Risk Factors
The Company is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States.., page 40

4. We note your disclosure that "[c]lass actions and derivative actions are generally not available to shareholders under Luxembourg law. However, minority shareholders holding securities entitled to vote at the general meeting that resolved on the granting of discharge to the directors holding at least 10% of the voting rights of a company may bring an action against the directors on behalf of the company." Please revise to discuss how ownership levels will be determined and revise the disclosure and related exhibit to disclose whether this minority ownership provision applies to claims under the U.S. federal securities laws.
         To the extent the provision applies to federal securities laws, describe any questions as to enforceability under federal law, how it will impact your investors, any significant risks and revise the disclosure and any related exhibit to state that by agreeing to such
         provision, investors will not be deemed to have waived the company   s
compliance with
         the federal securities laws and the rules and regulations thereunder. Key Performance Indicators, page 52

5. We note your disclosure that key performance indicators are "useful indicators of the overall health of our business." To provide additional context for investors, please explain how each of these performance indicators is useful to your business. For example, we note that some of your key performance indicators are used to determine the revenue share model for some of your contracts.
 Moti Malul
FirstName
NeoGamesLastNameMoti  Malul
           S.A.
Comapany
October    NameNeoGames S.A.
        7, 2020
October
Page 3 7, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 53

6. We note your disclosure that "[c]ertain of [y]our games contracts in Europe provide for a fixed fee or a sales volume-based fee." In order to better understand your client contracts, please disclose here or in your Business section, the material terms of such contracts and how they vary between the type of services/products you provide. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions. If material, please also quantify, to the extent possible, the percentage of your contracts that are fixed fee versus sales volume-based fee.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2019 compared to year ended December 31, 2018, page 56

7. In your comparative discussion of Distribution Expenses, you indicate the 6% decrease from 2018 to 2019 is a primarily driven by catch up of processing and clearing fees associated with charges incurred for the year ended December 31, 2018. Please clarify what the "catch up" of processing and clearing fees represents. Contractual Obligations, page 61

8. The amount of capital notes and accrued interest due to the Aspire Group at December 31,
         2019 as disclosed on page 61 do not agree to the amount reflected in your balance sheet at this date or with the amount disclosed in Note 6. Please reconcile and revise these disclosures.
Business, page 65

9. Please consider including an organizational chart here or elsewhere in the filing, to illustrate the relationships of the various entities discussed throughout the filing, including your subsidiaries and joint venture ownerships.
Related Party Transactions, page 90

10. Please revise the notes to the Company's financial statements to disclose the amounts of any revenues and expenses and the significant terms of all related party transactions with
         Aspire and William Hill as described in this section of the filing. For example, your financial statements provide no disclosure with respect to the Transition Services
         Agreement or the Cost Allocation Agreement with Aspire or the related amounts received or paid under these agreements. Refer to the disclosure requirements outlined in IAS 24.
11. We note that certain of your related party agreements have provisions that may be triggered by a change of control transaction. Please clarify if your initial public offering would trigger such provisions. For example, we note your disclosure
that    pursuant to the
         WH Term Sheet, [you] granted WHG the option to convert the WHG License into a
 Moti Malul
FirstName
NeoGamesLastNameMoti  Malul
           S.A.
Comapany
October    NameNeoGames S.A.
        7, 2020
October
Page 4 7, 2020 Page 4
FirstName LastName
         perpetual license for a payment of   15.0 million upon the earlier of
the termination of the
         MSDLA or a change of control of NeoGames.
Consolidated Financial Statements of Neogames S.A.R.L
General, page F-1

12. Please revise the face of your financial statements for both NeoGames and NPI to separately state amounts of related party transactions by counterparty. Financial data presented in MD&A, and related discussion, should be similarly revised.
13. Please tell us how you considered the requirements set forth in IFRS 8 with regard to identification, aggregation, and disclosure of segment information. In this regard, we note that you earn revenue from royalties from turnkey contracts, royalties from games contracts, intellectual property licensing, as well as development and other services, and that these revenues are earned over multiple geographic locations. Consolidated Statements of Changes in Equity (Deficit), page F-5

14. Please explain in the notes to the financial statements the nature and significant terms of the transaction described as "Equity holders with respect to funding transactions" in the amount of $6,358 reflected in your statement of changes in equity for the year ended
         December 31, 2017.
Note 6 - Related Parties
A. William Hill, page F-15

15. You indicate that in February 2020, the parties agreed to extend the original payment schedule such that except for the First Loan, all principal loan amounts are due for a full repayment (interest plus principal) on June 15, 2023 and the First Loan is due for repayment on June 30, 2021. You also indicate that the implied benefit of $2.5 million reflecting the extension of the original payment schedule will be recorded in reserve with respect to funding transactions with the Aspire Group in the statement of changes in equity deficit and will be amortized as additional interest expense over the remaining period of the loans. Please explain how you calculated or determined the amount of the implied benefit associated with the loan extension and indicate the relevant IFRS accounting literature that supports your planned accounting treatment.
Note 7 - Investment in a Joint Venture and Joint Operation
B. Michigan Joint Operation, page F-17

16. Please clarify how you record results from the Michigan Joint Operation. In this regard, we note at various places throughout your filing, including on page 1, that you state "[a]ll of our iLottery business in North America is conducted through NPI (including in
         Michigan, where the contract is between the MSL and Pollard but the operations of the
         Michigan iLottery are conducted by NPI," but in other areas of your filing, including in a
         Risk Factor on page 13, you state that you act as a subcontractor to Pollard with respect to
 Moti Malul
NeoGames S.A.
October 7, 2020
Page 5
         its agreement to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the
         MSL, and refer to the Michigan iLottery revenues as "our" revenues. It appears from your disclosure related to NPI that operations conducted by NPI would be accounted for by you under the equity method, and therefore revenues earned by NPI would not be your revenues, but rather recorded as part of your share in the profit or loss of the joint venture.
         Further, if the contract is between MSL and Pollard, it is unclear why these would be
         "your" revenues. Please advise.
NeoPollard Interactive LLC Financial Statements as of December 31, 2019 Statements of Comprehensive Loss, page F-30

17. Please revise your presentation here and in MD&A for compliance with Rule 5-03 of
         Regulation S-X. Your current presentation including a subtotal of loss before interest, tax, depreciation and amortization comprises a non-GAAP measure and is inappropriate on the face of the financial statements.
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameMoti Malul                                    Sincerely,
Comapany NameNeoGames S.A.
                                                                Division of
Corporation Finance
October 7, 2020 Page 5                                          Office of Trade
& Services
FirstName LastName